EXHIBIT 99.10

March 4, 2020

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2019 of FSD Pharma Inc. (the "Company") of our report dated March 3, 2020 relating to the consolidated financial statements of the Company as at December 31, 2019 and for the year then ended.

/s/ MNP LLP
MNP LLP Toronto, Ontario, Canada
Chartered Professional Accountants
Licensed Public Accountants

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